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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                          DUCKWALL ALCO STORES, INC.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                               COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                264142100
                     ----------------------------------
                              (CUSIP Number)

                               MAY 12, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/ Rule 13d-1(b)

     / / Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 264142100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MACKE ASSET MANAGEMENT, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     DELAWARE
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       466,300
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    466,300
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     466,300
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     10.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IA
-------------------------------------------------------------------------------

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CUSIP No. 264142100
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     JEFFREY MACKE
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       466,300
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       0
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    466,300
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     466,300
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     10.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     OO (Control Person)
-------------------------------------------------------------------------------

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ITEM 1.

    (a)   Name of Issuer
          DUCKWALL ALCO STORES, INC.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          401 Cottage Street
          Abilene, KS 67410-0129
          ---------------------------------------------------------------------


ITEM 2.

    (a)   Name of Person Filing

          This statement is being filed by (i) Macke Asset Management, LLC (the "Adviser"), a Delaware limited liability company and a licensed investment adviser under the California Corporations Code and (ii) Jeffrey Macke ("Shareholder"). The Adviser's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisery clients. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's sole membership of IA. The beneficial ownership of the Member and Shareholder is reported solely because Rules 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, require any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

    (b)   Address of Principal Business Office or, if none, Residence

          The Adviser's and Jeff Macke's Principal Business Office, is located at:

          2001 Union Street, #320
          San Francisco, California 94123
          ---------------------------------------------------------------------
    (c)   Citizenship
          Item 1 of each cover page is incorporated by reference.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          264142100
          ---------------------------------------------------------------------

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) /X/ An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 249.13d-1(b)(1)(iii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(114) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Common Stock:

         (a)  Amount Beneficially Owned:                                 466,300
                                                                         -------
         (b)  Percent of Class:                                          10.5%
                                                                         -------
         (c)  Number of shares as to which the joint filers have:
              (i)   sole power to vote or to direct the vote:            466,300
                                                                         -------
              (ii)  shared power to vote of to direct the vote:          0
                                                                         -------
              (iii) sole power to dispose or to direct the disposition
                    of:                                                  466,300
                                                                         -------
              (iv)  shared power to dispose of or to direct the
                    disposition of:                                      0
                                                                         -------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Adviser, a California licensed investment adviser, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to the Adviser's investment advisery clients. Jeffrey Macke, the Managing Member of the Adviser, is a director of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Jeffrey Macke is the control person of Adviser. Jeffrey Macke has previously filed Schedule 13D and Adviser acquired the security being reported on by Jeffrey Macke. Adviser is a registered investment adviser. See Exhibit A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

    (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July   , 2000
          ---

                                       MACKE ASSET MANAGEMENT, LLC

                                       BY: /s/ Jeffrey Macke
                                           ------------------------------------
                                           Jeffrey Macke
                                           Managing Member


                                           /s/ Jeffrey Macke
                                           ------------------------------------
                                           Jeffrey Macke

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                                  EXHIBIT A

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1

    This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be file on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: July   , 2000
          ---

                                       MACKE ASSET MANAGEMENT, LLC

                                       BY: /s/ Jeffrey Macke
                                           ------------------------------------
                                           Jeffrey Macke
                                           Managing Member


                                           /s/ Jeffrey Macke
                                           ------------------------------------
                                           Jeffrey Macke